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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          Bio-Rad Laboratories, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                 Class B Common Stock, Par Value $1 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  090572-21-8
        _______________________________________________________________
                                (CUSIP Number)

  David Schwartz, 1000 Alfred Nobel Drive, Hercules, CA 94547 (510) 724-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 13, 1999
        _______________________________________________________________
            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of [ ] Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 090572-21-8                                    PAGE 2 OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David Schwartz, ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
      Alice N. Schwartz, as spouse of David Schwartz, has a     (b) [_]
      one-half community property interest in 2,166,958 shares
      of this class.
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5         TO                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,013

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,030,027
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,013

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,030,027
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,180,683

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      87.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 090572-21-8                                     PAGE 3 OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Norman D. Schwartz, ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,030,027
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,030,027
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,032,841

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO.  090572-21-8                                   PAGE 4 OF    PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven D. Schwartz, ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [x]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5                                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7
      SHARES              -0-

------------------------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               2,030,027

------------------------------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
     PERSON          9
      WITH                -0-

------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          2,030,027
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,030,027

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
13
      81.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP NO.  090572-21-8                                       PAGE 5 OF    PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
   1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blue Raven Partners, L.P., 943334150

-------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
   2                                                                  (b) [_]


-------------------------------------------------------------------------------
         SEC USE ONLY
   3


-------------------------------------------------------------------------------
         SOURCE OF FUNDS
   4
         PF

-------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5     [_]

-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         California
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
        NUMBER OF             7
          SHARES                   2,030,027

--------------------------------------------------------------------------------
       BENEFICIALLY                SHARED VOTING POWER
         OWNED BY             8
           EACH                    -0-

--------------------------------------------------------------------------------
        REPORTING                  SOLE DISPOSITIVE POWER
          PERSON              9
           WITH                    2,030,027
--------------------------------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                             10
                                   -0-
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          2,030,027

--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     [_]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN
   13     SHARES*

          81.7%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
----------------------------

         This statement relates to the Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), of Bio-Rad Laboratories, Inc. ("Bio-Rad" or the "Company") whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2.  Identity and Background
--------------------------------

         Reference is made to Amendment Number 6 to the statement on Schedule 13D filed on February 28, 1997, and revised on May 20, 1997 by David Schwartz and Alice N. Schwartz, the statement on Schedule 13D filed on January 7, 1994 by Norman D. Schwartz and the statement on Schedule 13D filed on January 14, 1994 by Steven D. Schwartz (collectively, the '`Prior Filings). Each of David Schwartz, Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. (sometimes collectively referred to as the "Shareholders") have agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and attached as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filings are incorporated herein by reference and are hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates:

         (i) David Schwartz, President and Chairman of the Board of Bio-Rad, 1000 Alfred Nobel Drive, Hercules, California 94547.

              Alice N. Schwartz, a Director of Bio-Rad, has one-half community property interest in all share owned beneficially by David Schwartz. Alice N. Schwartz is retired and resides at 1129 James Place, El Cerrito, California 94530.

              During the last five years, neither David Schwartz nor Alice N. Schwartz has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              David Schwartz and Alice N. Schwartz are citizens of the United States of America.

         (ii) Norman D. Schwartz, Vice President and Director of Bio-Rad, 1000 Alfred Nobel Drive, Hercules, California 94547.

                              Page 6 of [ ] Pages

                During the last five years, Norman D. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                Norman D. Schwartz is a citizen of the United States of America.

         (iii) Steven D. Schwartz, an employee of Bio-Rad, 1000 Alfred Nobel Drive, Hercules, California 94547.

                During the last five years, Steven D. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                Steven D. Schwartz is a citizen of the United States of America.

         (iv) Blue Raven Partners, L.P. (the "Partnership"), is a California limited partnership organized to provide consolidated management of certain assets owned by the partners with its principal place of business at 1129 James Place, El Cerrito, California 94530.

                During the last five years, the Partnership has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violating with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         The Class B Common Stock held by the Partnership were contributed by its partners in exchange for units in the Partnership.

         The Class B Common Stock contributed to the Partnership by David Schwartz and Alice N. Schwartz were acquired with personal funds.

         The Class B Common Stock contributed to the Partnership by Norman D. Schwartz and Steven D. Schwartz were acquired by them with personal funds, by gift and through the laws of descent and distribution.

                              Page 7 of [ ] Pages

Item 4.  Purpose of Transaction
-------------------------------

         The purpose of the acquisition of the Class B Common Stock by the Partnership is to provide consolidated management of certain assets owned by the partners.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a)-(b):

         The Partnership:

         The Partnership is the direct and beneficial owner of 2,030,027 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 81.7% of the issued and outstanding Class B Common Stock.

         David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D.
         Schwartz:

         David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 2,030,027 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

         David Schwartz and Alice N. Schwartz are general partners in DANSA Partners Limited, a California limited partnership ("DANSA Partners") which, from time to time, holds securities of the issuer. As general partners of the DANSA Partners, David Schwartz and Alice N. Schwartz have voting and dispositive power of the Limited Partnership's shares. Currently, DANSA Partners holds 20,588 shares of Class B Common Stock. David Schwartz and Alice N. Schwartz are the beneficial owners of 1,425 shares of Class B Common Stock over which they have sole voting power. David Schwartz has options to purchase 185,625 shares of Class B Common Stock, of which 128,643 are exercisable whithin sixty days, and which constitutes community property. As the result of the foregoing, David Schwartz and Alice N. Schwartz have beneficial ownership of an aggregate of 2,180,683 shares of Class B Common Stock, representing 87.8% of the issued and outstanding Class B Common Stock.

         Norman D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Norman D. Schwartz has options to purchase 7,500 shares of Class B Common Stock, of which 2,814 are exercisable within sixty days. Norman D. Schwartz disclaims beneficial ownership with respect to 2,600 shares of Class B Common Stock owned directly and beneficially by Norman D. Schwartz's wife. As the result of the foregoing, Norman D. Schwartz has beneficial ownership of an aggregate of 2,032,841 shares of Class B Common Stock, representing 81.8% of the issued and outstanding Class B Common Stock.

                              Page 8 of [ ] Pages

         Steven D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Steven D. Schwartz disclaims beneficial ownership with respect to 2,600 shares of Class B Common Stock owned directly and beneficially by Steven D. Schwartz's wife. As the result of the foregoing, Steven D. Schwartz has beneficial ownership of an aggregate of 2,030, 027 shares of Class B Common Stock, representing 81.7% of the issued and outstanding Class B Common Stock.

         (c):

         On December 13, 1999, David Schwartz and Alice N. Schwartz, caused a revocable trust (the "Schwartz Revocable Trust") for which they are trustees, to contribute to the Partnership 1,674,101 shares of Class B Common Stock in exchange for the Schwartz Revocable Trust receiving general partnership units and limited partnership units of the Partnership.

         On December 13, 1999, Norman D. Schwartz contributed to the Partnership 147,811 shares of Class B Common Stock held directly by Norman D. Schwartz in exchange for general partnership units and limited partnership units in the Partnership. As a custodian, Norman D. Schwartz also contributed 31,727 shares of Class B Common Stock for each of Allison C. Schwartz CUTMA and Julia S. Schwartz CUTMA, in exchange for limited partnership units in the Partnership being issued to Allison C. Schwartz and Julia S. Schwartz.

         On December 13, 1999, Steven D. Schwartz contributed to the Partnership 144,661 shares of Class B Common Stock held directly by Steven D. Schwartz in exchange for general partnership units and limited partnership units in the Partnership.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         David Schwartz owns beneficially 1,607,124 shares of the Class A
Common Stock, par value $1.00 per share ("Class A Common Stock") of the Company, representing 16.7% of the issued and outstanding Class A Common Stock.

         Norman D. Schwartz is the direct and beneficial owner of 100,477 shares of Class A Common Stock, and has options to acquire 11,250 shares of Class A Common Stock, of which 10,313 are exercisable within sixty days. As the result of the foregoing, Norman D. Schwartz has beneficial ownership of 110,790 shares of Class A Common Stock, representing 1.2% of the issued and outstanding Class A Common Stock.

         Steven D. Schwartz is the direct and beneficial owner of 81,174 shares of Class A Common Stock, representing 0.8% of the issued and outstanding Class A Common Stock.

                              Page 9 of [ ] Pages

         David Schwartz and Alice N. Schwartz are married and are the parents of Norman D.Schwartz, and Steven D. Schwartz. By virtue of the Shareholders' Class B Common Stock ownership they control the management of the Company and may be deemed to be "control persons" of the Company as that term is defined in the Rules and Regulations of the Securities and Exchange Commission.

Item 7.  Material To Be Filed as Exhibits
-----------------------------------------

         Exhibit 1  -  Agreement Among the Shareholders to File Joint Schedule
                       13D.

         Exhibit 2  -  Limited Partnership Agreement of Blue Raven Partners L.P.

                             Page 10 of [ ] Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ David Schwartz
                                        ------------------------
January 11, 2000                        David Schwartz, individually


                                        /s/ Alice N.  Schwartz
                                        ------------------------
January 11, 2000                        Alice N. Schwartz, individually



                                        /s/ Norman D. Schwartz
                                        ------------------------
January 11, 2000                        Norman D. Schwartz, individually


                                        /s/ Steven D. Schwartz
                                        ------------------------
January 11, 2000                        Steven D. Schwartz, individually


                                        BLUE RAVEN PARTNERS L.P.


                                        /s/ David Schwartz
                                        ------------------------
January 11, 2000                        David Schwartz
                                        General Partner

                             Page 11 of [ ] Pages